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                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549
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                            SCHEDULE 14D-9
                          (Amendment No. 48)

                 SOLICITATION/RECOMMENDATION STATEMENT

                     Pursuant to Section 14(d)(4)
                of the Securities Exchange Act of 1934
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                            ITT CORPORATION

                       (Name of Subject Company)
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                            ITT CORPORATION

                 (Name of Person(s) Filing Statement)
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                      Common Stock, no par value
           (including the associated Series A Participating
             Cumulative Preferred Stock Purchase Rights)
                    (Title of Class of Securities)

                              450912 10 0
                 (CUSIP Number of Class of Securities)
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                         RICHARD S. WARD, Esq.
                       Executive Vice President,
                General Counsel and Corporate Secretary
                            ITT Corporation
                      1330 Avenue of the Americas
                        New York, NY 10019-5490
                            (212) 258-1000

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                            With a copy to:

                        PHILIP A. GELSTON, Esq.
                        Cravath, Swaine & Moore
                            Worldwide Plaza
                           825 Eighth Avenue
                        New York, NY 10019-7475
                            (212) 474-1000


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                         INTRODUCTION

          The Solicitation/Recommendation Statement on
Schedule 14D-9 (the "Schedule 14D-9") originally filed on February 12, 1997, by ITT Corporation, a Nevada corporation (the "Company"), relates to an offer by HLT Corporation, a Delaware corporation ("HLT") and a wholly owned subsidiary of Hilton Hotels Corporation, a Delaware corporation ("Hilton"), to purchase 65,000,000 shares of the common stock, no par value (including the associated Series A Participating Cumulative Preferred Stock Purchase Rights), of the Company. All capitalized terms used herein without definition have the respective meanings set forth in the Schedule 14D-9.


Item 8.  Additional Information to Be Furnished.

          The response to Item 8 is hereby amended by adding the following after the final paragraph of Item 8:

          On November 3, 1997, a complaint (the "Hilton November 3 Complaint") captioned Hilton Hotels Corporation, et al. v. Anderson, et al. was filed in the Nevada Federal Court against the Company, certain members of the Board of Directors of the Company, Starwood, Starwood Lodging and Chess Acquisition Corp. A copy of the Hilton November 3 Complaint is filed as Exhibit 124 hereto and is incorporated herein by reference.


Item 9. Exhibits.

          The response to Item 9 is hereby amended by adding the following new Exhibit:


124. Complaint in Hilton Hotels Corporation, et al. v.
     Anderson, et al. dated November 3, 1997.


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                          SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                              ITT CORPORATION



                              By   /s/ RICHARD S. WARD
                                -------------------------
                                Name:  Richard S. Ward
                                Title: Executive Vice President,
                                       General Counsel and
                                       Corporate Secretary


Dated as of November 4, 1997

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                        EXHIBIT INDEX



Exhibit                   Description                       Page No.

(124)       Complaint in Hilton Hotels Corporation, et
            al. v. Anderson, et al. dated November 3,
            1997...................................